Exhibit 99.5

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (the “Termination Agreement”) is made and entered into as of December 23, 2024 (the “Effective Date”), by and between Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”) and Stephen Fitzpatrick (the “Rights Holder” and together with the Company, the “Parties”).

WHEREAS, the Parties have entered into that certain SF Reserved Matters Letter Agreement, dated as of March 13, 2024 (the “Agreement”), pursuant to which the Company granted certain corporate governance rights to the Rights Holder;

WHEREAS, pursuant to Section 6(a) of the Agreement, the Agreement may be terminated by mutual written consent of the Parties;

WHEREAS, the Parties mutually agree to terminate the Agreement and release each other from their respective obligations thereunder;

WHEREAS, the Parties agree that capitalized terms not otherwise defined in this Termination Agreement shall have the same meaning as set out in the forbearance agreement entered into between, amongst others, the Company, the Rights Holder and Mudrick Capital Management L.P. (the "Forbearance Agreement");

NOW, THEREFORE, in consideration of the promises contained in this Termination Agreement, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties agree as follows:

1.            Termination of Agreement. Subject to Section 3 hereof, each of the Parties hereby mutually agrees that the Agreement and each of their respective rights, benefits, burdens and obligations thereunder shall, pursuant to Section 6(a) of the Agreement, be terminated. As a result of the termination of the Agreement, no Party to the Agreement shall have any further or continuing rights, obligations, liabilities or responsibilities of any kind whatsoever to any other party. Each of the Parties hereto hereby waives any and all notice obligations to the other Party set forth in Section 6(f) of the Agreement or elsewhere therein. For the avoidance of doubt, until the satisfaction of each of the Conditions Precedent set out in Section 3 hereof, the Agreement shall remain in full force and the Rights Holder shall have the right to exercise all rights and benefits pursuant to the Agreement.

2.            Releases. Subject to Section 3 hereof, each Party, for itself, its subsidiaries, and its successors and assigns, hereby (i) releases and forever discharges the other Party and its affiliates and their respective employees, stockholders, members, owners, directors, managers, officers, representatives, agents, successors and assigns from any and all duties, obligations and agreements of every kind (known or unknown) that in any way arise from or are related to the Agreement and (ii) waives any and all claims and remedies based on any breach of the Agreement. All third parties included within the scope of this Section 2 are expressly agreed by the Parties to be third party beneficiaries of this Termination Agreement.

3.            Conditions Precedent. The effectiveness of this Termination Agreement, in particular the termination of the Agreement as set out in Section 1 above, shall be conditional upon the occurrence of the following events (collectively, the "Conditions Precedent"):

(a)            the execution and delivery of the following agreements by the respective parties:

a.	the Investment Agreement, by and among the Company, Vertical Aerospace Group Limited (“VAGL”), a wholly owned subsidiary of the Company, the Rights Holder, Imagination Aero Investments Limited (“Imagination Aero”), a company wholly owned by the Rights Holder, and Mudrick Capital Management L.P., on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates (“Mudrick Capital”); and

b.	the Forbearance Agreement, by and among the Company, VAGL, Mudrick Capital, the Rights Holder and Imagination Aero;

(b)            no Event of Termination having occurred and which is continuing under the Forbearance Agreement as of the date of the condition set forth in Section 3(c) below being satisfied; and

(c)            each of the Indenture Amendments, the Partial Conversion and the Indenture Enhancements having been completed, satisfied and/or delivered as set out in accordance with the Forbearance Agreement on or before the Long Stop Date (as defined in the Forbearance Agreement).

4.          Representations and Warranties. Each Party represents and warrants as follows:

(a)            Each Party is duly authorized and empowered to execute and enter into this Termination Agreement.

(b)            Each Party has received independent legal advice from its attorneys with respect to the advisability of executing this Termination Agreement.

(c)            Each Party is aware that it may hereafter discover claims or facts in addition to or different from those it now knows or believes to be true with respect to the matters related herein. Nevertheless, it is the intention of the Parties to fully, finally, and forever settle and release all such matters, and claims relative thereto, which do now exist, or heretofore have existed between them. In furtherance of such intention, the releases given under Section 3 of this Termination Agreement shall be and remain as full and complete releases of all such matters, notwithstanding the discovery or existence of any additional or different claims or facts relative thereto.

5.            Miscellaneous.

(a)            Severability. In case any provision in this Termination Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(b)            Successors and Assigns; Third-Party Beneficiaries. This Termination Agreement shall inure to the benefit of and bind the respective successors and permitted assigns of the Parties. Mudrick Capital shall be a third-party beneficiary to this Termination Agreement and shall have the right to enforce this Termination Agreement directly as if it were a Party hereto. Except as expressly set forth herein (including the foregoing sentence), nothing expressed or referred to in this Termination Agreement is intended or shall be construed to give any person other than the Parties to this Termination Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Termination Agreement or any provision contained herein, it being the intention of the Parties to this Termination Agreement that, except as expressly set forth herein (including the foregoing sentence), this Termination Agreement be for the sole and exclusive benefit of such Parties or such successors and assigns and not for the benefit of any other person. All third parties included within the scope of this Section 5(b) are expressly agreed by the Parties to be third party beneficiaries of this Termination Agreement.

(c)            Waiver. No delay or omission on the part of any Party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Termination Agreement.

(d)            Non-Disparagement. Except as required by law or legal process, each Party agrees that it shall not disparage, defame or criticize the other Party, its affiliates, directors, officers, agents, partners, shareholders or employees in a non-constructive manner, either publicly or privately.

(e)            Governing Law; Jurisdiction. This Termination Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each Party agrees that (a) any actions or proceedings arising in connection with this Termination Agreement shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York and (b) it will not bring any action or proceeding relating to this Termination Agreement in any court other than the aforesaid courts. Each party agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(f)            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS TERMINATION AGREEMENT.

(g)            No Admissions. The Parties agree that this Termination Agreement is a mutual agreement and does not constitute an admission of liability or wrongdoing by either party.

(h)            Counterparts; Facsimile. This Termination Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(i)            Entire Agreement; Survival. This Termination Agreement constitutes the entire contract between the Parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether written or oral, of the Parties, and there are no representations, warranties or other agreements among the Parties in connection with the subject matter hereof, except as specifically set forth herein. No change, modification or amendment of this Termination Agreement shall be valid unless the same be in writing and signed by each of the Parties to be bound following written consent of Mudrick Capital. No waiver of any provision of this Termination Agreement shall be valid unless in writing and signed by the Party to be charged following written consent of Mudrick Capital.

[Signature Page Follows]

Signed for and on behalf of
VERTICAL AEROSPACE LTD.
/s/ Stephen Welch
Signature
By a director
Stephen Welch
Name of signatory (print)

[Termination Agreement – Signature Page]

Signed by	/s/ Stephen Fitzpatrick
STEPHEN FITZPATRICK	Signature

[Termination Agreement – Signature Page]